UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 9, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release     ANGLOGOLD ASHANTI Q3 PROFIT AT RECORD $457M;
                                         RAISES DIVIDEND

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
09 November 2011
ANGLOGOLD ASHANTI Q3 PROFIT AT RECORD $457M; RAISES DIVIDEND
·
Record quarterly adjusted headline earnings* of $457m, 118 US cents a share
·
Record quarterly operating cash flow of $863m
·
Net Debt 28% lower at $620m
·
Change to quarterly dividend; Q3 2011 dividend of 90 South African cents a share
·
Strong demand from Central Banks, ETF’s and jewellery
(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record quarterly adjusted headline earnings*
of $457m and boosted its dividend to improve cash returns to shareholders. Payouts to shareholders will now be made quarterly, instead of twice yearly.

“Our power to generate earnings and strong cash flow is clear in these numbers,” Chief Executive
Officer Mark Cutifani said. “The upward jump in the dividend demonstrates the fundamental strength of the business and the market, while maintaining the ability to fund our growth pipeline.”

AngloGold Ashanti eliminated the gold industry’s last remaining major hedge book a little more than a year ago, improving cash inflows and profits by increasing exposure to the rising gold price. Bullion remains firmly underpinned by strong demand from large emerging markets like China and India, a range of Central Banks diversifying reserves and investors seeking a safe haven from global economic turmoil. While prices rise, the company is implementing a new operating model to improve productivity across 20 mines and a portfolio of development projects.

Adjusted headline earnings in the three months to September 30 rose 34% to $457m, or 118 US cents a share, compared with $342m, or 89 US cents the previous quarter. The Continental Africa operations were a significant contributor, with Geita the largest contributor at 149,000oz at a cash cost of $473/oz.

Cash flow generated from the company’s operating activities during the first quarter more than doubled to $863m, another record. Net debt** improved by a further 28% to $620m, underscoring the improvement in AngloGold Ashanti’s cash generation, even after funding capital expenditure. The improved cash flow allowed for a 90 South African cents quarterly dividend, equal to the first-half dividend payment. The company plans to repeat that payment in the fourth quarter, taking the total dividend for the year to 270 South African cents, compared with the previous year’s 145 South
African cents.

Production for the three months to 30 September 2011 was 1.092Moz at a total cash cost of $737/oz.
This compared to guidance of 1.11Moz at $775/oz and the previous quarter’s production of 1.086Moz at $705/oz. The previous quarter’s costs received the once-off benefit of higher-grade feed at Geita to compensate for the SAG mill shutdown, which was not repeated during the third quarter.

The third quarter’s result was bolstered by strong performances at Geita in Tanzania, Iduapriem in
Ghana and from the Americas, where Cerro Vanguardia in Argentina was once again a standout as the group’s most efficient producer. Nevertheless, drought continues to impact production from
Cripple Creek, while Sunrise Dam’s recovery from flooding in the first half of the year was again slower than anticipated, as was the ramp-up of production following the five-day wage-related strike at the South African operation. In addition, winter power tariffs, higher wages, increased royalties and lower by-product credits also contributed to cost pressure in South Africa.
Tragically, three fatalities were recorded in South Africa. The company continues to invest in improving its long-term safety performance, with the benchmark all injury frequency rate of 9.51 per million hours, the lowest in the company’s history. The company continues to strive toward an elimination of workplace injuries.
Given the increased safety stoppages in South Africa, the ongoing water shortages at CC&V and the slower ramp up at Sunrise Dam, full year 2011 production is now estimated to be around 4.33Moz.
Total cash costs*** are estimated at between $735-$745/oz on the basis of slightly weaker local operating currency assumptions for the year. This translates to a fourth quarter estimated production of approximately 1.11Moz at a total cash cost of approximately $790/oz. The increase in fourth quarter costs is driven mainly by deferred stripping and inventory charges.
*
Excludes cost of accelerated hedge buy-back
**   Excludes mandatory convertible bonds
***  Assuming an exchange rate of R7.10/$ and an oil price of $111/barrel.
ABOUT ANGLOGOLD ASHANTI
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer.
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold producing regions of the world. AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold, generating $5.3bn in gold income. Capital expenditure in 2010 amounted to $1,015m. As at 31 December 2010, AngloGold Ashanti’s Ore Reserve totalled 71.2Moz.
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (CDIs) and in
Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
ENDS
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 9, 2011
By:       /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary